                                                                    EXHIBIT 12.1
                  COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
                     FIXED CHARGES AND PREFERENCE DIVIDENDS)

(Dollar amounts in millions)

                                                            Year Ended December 31,                          Three Months Ended
                                                                                                                  March 31,

                                   ------------------------------------------------------------------------- ------------------
                                           1996          1997           1998          1999           2000           2001
                                           ----          ----           ----          ----           ----           ----
Income from continuing
  operations before income taxes
  and minority interest                   $91.2        $113.4         $138.1         $93.1          175.3           35.7

Fixed charges:
Interest expensed and capitalized           6.2           7.8            8.8          11.0           17.6            4.9
One-third of rentals                        0.9           1.0            0.9           1.4            2.0             .5
                                   -------------- ------------- -------------- -------------    ------------      --------
   Total fixed charges                      7.1           8.8            9.7          12.4           19.6            5.4

Interest credited under
  reinsurance contracts                    54.7          92.3          153.2         153.1          104.8           27.4
                                   -------------- ------------- -------------- -------------    ------------      --------
   Total fixed charges including
     interest credited under
     reinsurance contracts                 61.8         101.1          162.9         165.5          124.4           32.8

Less interest capitalized, net
  of amortization                            --            --             --            --             --             --
Income from continuing
  operations before income taxes
  and minority interest plus              $98.3        $122.2         $147.8         105.5          194.9           41.1
  fixed charges
                                   ============== ============= ============== =============    ============      ========
Income from continuing operations
  before income taxes and minority
  interest plus fixed charges
  including interest credited
  under reinsurance contracts             153.0         214.5          301.0         258.6          299.7           68.5
                                   ============== ============= ============== =============    ============      ========
Ratio of earnings to fixed
  charges                                  13.8          13.9           15.2           8.5(1)         9.9            7.6
                                   ============== ============= ============== =============    ============      ========
Ratio of earnings to fixed
  charges including interest
  credited under reinsurance
  contracts                                 2.5           2.1            1.8           1.6(1)         2.4            2.1
                                   ============== ============= ============== =============    ============      ========



(1) Coverage ratio in 1999 is lower than other annual periods presented due to the inclusion of $75.3 of net realized investment losses primarily associated with the recapture of one block of business by General American Life Insurance Company.